IN8BIO, Inc.

79 Madison Avenue

New York, New York 10016

November 16, 2020

VIA EDGAR

Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Kuhar
Julia Griffith
Dietrich King

Re:	IN8bio, Inc. Registration Statement on Form S-1, as amended (File No. 333-249530) Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 9, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-249530) for November 12, 2020, at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

IN8bio, Inc.

/s/ William Ho
By:	William Ho
Title:	President and Chief Executive Officer

cc:	Joshua A. Kaufman, Cooley LLP

Jaime L. Chase, Cooley LLP

Joshua Rottner, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP